Exhibit 99.2

Term Sheet dated April 13, 2012

SCORPIO TANKERS INC.

4,000,000 Shares of Common Stock, Par Value $0.01 Per Share

Issuer:	Scorpio Tankers Inc. (“Scorpio”)

Ticker / Exchange:	STNG / NYSE

Title of Securities:	Common Stock, Par Value $0.01 Per Share

Offering:	4,000,000 shares of common stock

Public Offering Price:	$6.75 per share

Estimated Net Proceeds to Scorpio:	$25.8 million, after deducting placement agents’ fees and estimated expenses

Exchange Act:	The Securities Exchange Act of 1934, as amended

Use of Proceeds:

Scorpio intends to use the net proceeds of this offering as follows:

•        Approximately $25.8 million (“2010 CF Reduction”) to partially repay outstanding indebtedness under Scorpio’s 2010 Revolving Credit Facility; and

•        Scorpio’s intention is to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility for working capital and general corporate purposes and to fund all or a portion of future vessel acquisitions.

The 2010 Revolving Credit Facility, which has a final maturity date of June 2, 2015 bears interest at LIBOR plus 3.50% per annum. Following the completion of this offering and the application of the 2010 CF Reduction, Scorpio will have approximately $46.2 million in borrowing capacity under Scorpio’s 2010 Revolving Credit Facility. Scorpio’s intention is to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility for working capital and general corporate purposes, and may also use such borrowing capacity that is not used for working capital and general corporate purposes to fund all or a portion of the purchase price of other newbuilding vessels, including the eight newbuilding vessels Scorpio has agreed to acquire, or secondhand tanker vessels ranging in size from approximately 35,000 dwt to approximately 200,000 dwt that generally are not more than five years old.

Risk Factors:	An investment in the Common Stock involves a high degree of risk. Please carefully consider the risks in Scorpio’s Annual Report on Form 20-F for the year ended December 31, 2011 and the other documents Scorpio has included or incorporated by reference in Scorpio’s registration statement (Registration No. 333-173929), including the prospectus therein, pursuant to which the Common Stock being offered in this offering was registered. The occurrence of one or more of those risk factors could adversely impact Scorpio’s results of operations or financial condition.

Lock-Up Agreements:

Scorpio and each of its executive officers and directors have entered into lock-up agreements with the placement agents providing that, without the prior written consent of Evercore Group L.L.C., Scorpio and such officers and directors will not, among other things, offer, pledge, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 30 days from the date of the final prospectus supplement related to this offering, which period may be extended under certain circumstances.

The lock-up provisions are subject to certain exceptions, including issuances upon the exercise of options or warrants or the conversion of securities outstanding on the date of the final prospectus supplement related to this offering, certain transactions relating to securities acquired in open market transactions after the completion of this offering, transfers of shares of common stock or securities convertible into common stock as bona fide gifts or to limited partners or stockholders of the transferor, the establishment of a Rule 10b5-1 trading plan, or awards under Scorpio’s 2010 equity incentive plan, in each case subject to certain restrictions.

Settlement Date:	April 18, 2012

Recent Developments:	On March 23, 2012, Scorpio entered into an agreement with Hyundai Mipo Dockyard Co., Ltd. of South Korea (“Hyundai”) to construct a 52,000 DWT MR product tanker for $36.0 million, which is scheduled to be delivered to Scorpio in May, 2013. This will be the eighth newbuilding vessel, Hull 2369, that Scorpio has contracted with Hyundai.

Placement Agents:

Evercore Group L.L.C.

RS Platou Markets AS

RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, will offer and place shares of common stock with investors though RS Platou Markets, Inc., an affiliated U.S. broker-dealer. The activities of RS Platou Markets AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act.